Mail Stop 6010

April 18, 2007

Mr. Colin Slade
Chief Financial Officer
Tektronix, Inc.
14200 SW Karl Braun Drive
Beaverton, Oregon   97077

      Re: Tektronix, Inc.
            Form 10-K for the Fiscal Year Ended May 27, 2006
            File No. 001-04837

Dear Mr. Slade:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant